John A. Granda 1201 Walnut Street, Suite 2900 Kansas City, MO 64106-2150 816.691.3188 DIRECT 816.412.1159 DIRECT FAX jgranda@stinson.com

September 13, 2013

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel, Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             MGP Ingredients, Inc.

Definitive Additional Soliciting Materials by Karen Seaberg et. al.

Filed August 26, 2013

File No. 000-17196

Dear Mr. Duchovny:

On behalf of the above-named participants in the Definitive Additional Soliciting Materials, filed August 26, 2013 (the “Filing”), we offer the following response to the Staff’s comment letter dated August 30, 2013.  For your convenience, our response to the Staff’s comment is preceded by the comment.

Comment.

We note in your filing, as well as in published media reports, that the participants have made claims regarding the results of the solicitation despite the meeting not having been held due to the stay of a prior judicial decision. We note that Note D to Rule 14a-9 lists such a claim as one that may be misleading, depending upon particular facts and circumstances. Please provide us with your detailed legal analysis of your compliance with Rule 14a-9 in relation to your statements about the results of the solicitation. We may have further comment.

Response:

The Filing’s reference to the preliminary tabulations was not misleading under Rule 14a-9 because it was not misleading per se, was not misleading under the particular facts and circumstances in which it was made, and was not misleading under applicable case law interpreting the application of Note D to Rule 14a-9.

Section (a) of Rule 14a-9 prohibits, in relevant part, making in a proxy communication “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact

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necessary in order to make the statements therein not false or misleading.”  The notes to Rule 14a-9 merely list examples of information that may be misleading under particular facts and circumstances, not examples of information that is per se misleading.  Specifically, Note D refers to “[c]laims made prior to a meeting regarding the results of a solicitation” (emphasis supplied).

Legal Analysis

In providing the legal analysis requested by your comment, we believe it is helpful to start with the purpose sought to be achieved by Note D.  We note that the Commission releases proposing and adopting the Notes to Rule 14a-9 do not provide any guidance in this regard.  There also does not appear to be any subsequent interpretive guidance by the Commission on the purpose of Note D.

The case law is, however, instructive.  A fair summary of the purpose of Note D derived from the cases described below is that the participant must not claim a sure victory and thereby cause the average shareholder not to bother to give the proxy statement careful consideration.  For the reasons described below, we believe that the statements made by the participants regarding the results of the voting as of the scheduled date of the Annual Meeting on August 23 do not implicate this purpose and are not otherwise in violation of Rule 14a-9.

In Management Assistance, Inc. v. Edelman, 584 F. Supp. 1016, 1021 (S.D.N.Y. 1984), proxy solicitors had communicated to stockholders of a company that management would win the proxy contest and that the dissident group would only be able to obtain proxies from 28% of shareholders. Even with facts that show solicitors were utilizing preliminary tabulations in order to ask shareholders to change votes leading up to a meeting, the court held that statements were not violations of Rule 14a-9. Clarifying its holding, the court stated that the proxy solicitors had not created an impression that the “election was a foregone conclusion, causing the average shareholder not to bother to give the proxy statement careful consideration.” Id. Thus, in addition to the fact that the statements were “that the management group will win, but [did] not suggest that management must win,” id. (emphasis added), the statements were not claims regarding the results of a solicitation prohibited by Rule 14a-9.  Accordingly, under Edelman where the statement does not claim sure victory, it does not violate Rule 14a-9.

Edelman relied on several other cases to inform its analysis. For example, in Jewelcor Inc. v. Pearlman, 397 F. Supp. 221 (S.D.N.Y. 1975), a statement by a proxy solicitor that 61% of shareholders had voted against a proposal, which was a false statement, was “insufficient to demonstrate a violation of” Rule 14a-9. Id. at 242. In only one case, Gould v. American Hawaiian Steamship Co., 331 F. Supp. 981 (D. Del 1971), did a court find a Rule 14a-9 violation. In Gould, the court found a statement that 64% of stockholders were contractually obligated to vote in the defendants’ favor, when they were not so obligated, to violate Rule 14a-9. “Any shareholder reading the proxy materials would be inaccurately apprised regarding [the vote requirements in question].” Gould, 331 F. Supp at 992.

In Kennecott Copper Corp. v. Curtiss-Wright Corp., 449 F. Supp. 957 (S.D.N.Y. 1978), statements of a solicitor predicting his victory in a proxy contest were held not misleading. The court stated that, “[w]hile the rule might be violated by a claim of sure victory calculated to induce wavering shareholders to jump upon an apparently victory-bound bandwagon, we have no such conduct here.” Id. at 960.  The court went on to reason that predictions of victory are expectable and would not “divert a reasonable shareholder from the task of coolly determining how best to vote his shares in light of opposing platforms.” Id. at 961.

Application to Particular Facts and Circumstances

We note that the text of Note D focuses on claims as to voting results made “prior to” a meeting.  It contemplates a situation where a prediction of victory is made before the meeting is held and thus might deter persons from voting.  In this case, a meeting was scheduled to be held on August 23 by court order and all proxy votes that could have been cast at that meeting were necessarily reflected in the totals disclosed, subject to the exceptions noted in that disclosure of not including votes by registered holders or revocations that were received by the Company.  The disclosure also noted that the votes disclosed could have been revoked or changed prior to the closing of the polls at the Annual Meeting if it had been held as scheduled.

It is extremely important for MGP’s shareholders to be apprised that the incumbent directors were motivated to defer the holding of the Annual Meeting at the last minute through appellate litigation in order to avoid the risk that they were likely to have lost the election of their nominees, and the other proposals except confidential voting, if the meeting had been held on August 23 as scheduled.  Armed with this information, the shareholders can seek to put pressure on the incumbent directors to reconvene the meeting promptly and allow the vote to occur.  Such disclosure does not reflect a sure victory at any reconvened meeting since it is clear that the incumbent directors would have to set a new meeting date with approval of the Kansas Court of Appeals and would have ample time and opportunity to solicit shareholders to change their vote.

The statements regarding preliminary tabulations were made three days after the date on which the 2013 Annual Meeting of Stockholders (the “Annual Meeting”) was supposed to have taken place.  The tabulations are clearly designated as “preliminary,” not as predictions of sure victory at any reconvened meeting which has not yet been scheduled.  Moreover, even though the backward-looking nature of the statements likely would not require qualifications due to the timing of the statements, the context of the statements includes the favored qualification of the Staff regarding whether the votes are “subject to change and that newly submitted proxy cards will revoke previously voted proxy cards.” See Committee to Restore Stockholder Value, Comment Letter (Nov. 6, 2007). The disclosure not only references “that votes could technically have been revoked or changed prior to the closing of the polls” but also includes a prominent legend referencing the process of revoking proxies by submitting a subsequent proxy card.

The statement made regarding the improbability that any such revocations or changes of votes would have changed the anticipated results at the meeting on August 23, if it had been held, also does not mean that votes would not have changed at some unspecified time at which a reconvened meeting may be held.  Such statement is not premised on dissuading stockholders from voting or on impressing that the results are final or a forgone conclusion.  Instead the context impresses on stockholders the reason the Cray Group believes to be behind the

Company’s purposeful further delay of the Annual Meeting.  The disclosure also clarifies the context by stating that the Cray Group will seek all legal remedies to accomplish a prompt reconvening of the meeting and encouraging stockholders to contact the Company requesting that the Annual Meeting be reconvened. The Filing includes the same information regarding voting methods as the participants’ prior filings, and specifically urges stockholders to vote (“Please Act Today/Your Vote is Important”).

Accordingly, the time-bound nature of the statements regarding preliminary tabulations, along with the appropriate qualifications and the context of advising on the delay of the Annual Meeting, do not run afoul of Rule 14a-9. These statements in the Filing are outside of the category of the Commission’s concerns in adopting Note D because they are not intended to dissuade stockholders from casting a vote or to mislead them that their votes are not important or needed.

Here, the facts and circumstances fall well below the high threshold of establishing a violation of Rule 14a-9. In no way do the statements regarding preliminary tabulations create an impression that the voting at the Annual Meeting is a foregone conclusion, that the Cray Group had accomplished “sure victory,” or that stockholders should not vote, as were the standards in Edelman.  The statements were not even about the finality of the Annual Meeting, as that has yet to be rescheduled. As noted, the statements were merely backward-looking snapshots and were noted as revocable and changeable. The statements in the Filing also were not false, as were the statements in Jewelcor. They were statements regarding the preliminary tabulation of received proxy cards, which were clarified to exclude registered holders and revocations received by the Company. The statements were not premised on inducing stockholders to avoid “coolly determining” a vote, and in fact the context suggests otherwise. A clear legend was included directing stockholders to the remaining body of proxy soliciting material, and the votes are noted as not final.

Finally, in contrast to the misleading inaccurate statements in Gould, no statement in the Filing creates a false sense that stockholders are required to vote for the Cray Group’s positions or that victory is an absolute conclusion.  Therefore, the statements in the Filing are not misleading and do not violate Rule 14a-9 under case law governing the interpretation of Note D to Rule 14a-9.

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We appreciate the opportunity to provide this response.  If you have any questions or would like to discuss these responses, please call me at 816-691-3188.

Sincerely,

/s/ John A. Granda